CODE OF ETHICS AND BUSINESS CONDUCT

1. Purpose.

        The Board of Directors (the “Board”) of Ener1, Inc. (the “Company”) has adopted the following Code of Business Conduct and Ethics (the “Code”) for directors and officers of the Company. This Code is intended to focus the Board and each director and officer on areas of ethical risk, provide guidance to directors and officers to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director and officer must comply with the letter and spirit of this Code.

        No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors and officers. Directors and officers are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Chair of the Ethics Committee (the “Committee”), who may consult with inside or outside legal counsel as appropriate.

2. Introduction.

        Each director and officer is expected to adhere to a high standard of ethical conduct. The good name of any corporation depends on the way it conducts its business and the way the public perceives that conduct. Unethical actions, or the appearance of unethical actions, are not acceptable. Directors and officers are expected to be guided by the following principles in carrying out their responsibilities:

•	Loyalty. No director or officer should be, or appear to be, subject to influences, interests or relationships that conflict with the best interests of the Company.

•	Compliance with Applicable Laws. The Company, its directors, officers, and its employees are expected to comply with laws and regulations applicable to the Company’s activities.

•	Observance of Ethical Standards. In the conduct of their duties, each director and officer must adhere to high ethical standards. These include honesty and fairness.

3. Conflict of Interest.

        Directors and officers must avoid any conflicts of interest between the director or officer, as the case may be, and the Company. Any situation that involves, or may involve, a conflict of interest with the Company, should be disclosed promptly to the Chair of the Committee, who may consult with inside or outside legal counsel as appropriate.

        A “conflict of interest” can occur when a director’s or officer’s personal interest is adverse to – or may appear to be adverse to – the interests of the Company as a whole. Conflicts of interest also arise when a director, an officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or officer of the Company. New York Stock Exchange Rule 303A(2)(b) defines “immediate family” to include a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than employees) who share such person’s home.

        This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.

•	Improper conduct and activities. Directors and officers may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors and officers may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

•	Gifts. Directors, officers, and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the director’s or officer’s actions, or where acceptance of the gifts could create the appearance of a conflict of interest.

•	Personal use of Company assets. Directors and officers may not use Company assets, labor or information for personal use unless approved by the Chair of the Committee or as part of a compensation or expense reimbursement program available to directors and officers.

4. Corporate Opportunities.

        Directors and officers are prohibited from: (a) taking for themselves personally opportunities related to the Company’s business; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, after disclosure of all material facts by the director seeking to pursue the opportunity, the director may do so.

5. Confidentiality.

        Directors and officers should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company, its business, customers or suppliers that comes to them, from whatever source, in their capacity as a director or officer, as the case may be, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company, its business, customers or suppliers.

6. Compliance with Laws, Rules and Regulations; Fair Dealing.

        Directors and officers shall comply, and oversee policies designed to promote compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Company, including insider trading laws.

        Directors and officers shall oversee policies designed to promote ethical dealing by employees and officers with the Company’s customers, suppliers, competitors and employees.

7. Encouraging the Reporting of Illegal or Unethical Behavior.

        Directors and officers should promote ethical behavior and encourage an environment in which the Company: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, or regulations to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

8. Conclusion.

        Directors and officers should communicate any suspected violations of this Code promptly to the Chair of the Committee. Violations will be investigated by the Board or by a person or persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.